UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-40010

Pharvaris N.V.

(Translation of registrant’s name into English)

Emmy Noetherweg 2

2333 BK Leiden

The Netherlands
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

PHARVARIS N.V.

On February 5, 2024, Pharvaris N.V. (the “Company”) entered into a registration rights agreement (the “Registration Rights Agreement”) with General Atlantic PH B.V. (the “Investor”) relating to the exercised pre-funded warrants (the “Pre-Funded Warrants”) to purchase up to 1,375,000 ordinary shares of the Company, par value €0.12 per share (the “Ordinary Shares”), which Pre-Funded Warrants were acquired by the Investor in an underwritten offering that closed on December 8, 2023.

The Registration Rights Agreement contains customary registration rights, including demand registration rights, with respect to the Ordinary Shares, as well as customary indemnification provisions. The foregoing is a summary description of the Registration Rights Agreement and is qualified in its entirety by the text of the Registration Rights Agreement filed as Exhibit 99.1 to this Current Report on Form 6-K and incorporated herein by reference.

This Report on Form 6-K shall be deemed to be incorporated by reference into the Company’s registration statements on Form F-3 (Registration Numbers 333-263198 and 333-273757) and Form S-8 (Registration Number 333-252897).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHARVARIS N.V.

Date: February 7, 2024	By:	/s/ Berndt Modig
	Name:	Berndt Modig
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Registration Rights Agreement, dated February 5, 2024.